ROCKWELL APPOINTS A NEW DIRECTOR
AND STRENGTHENS THE MANAGEMENT TEAM

September 1, 2010, Vancouver, BC – Rockwell Diamonds Inc. (“Rockwell” or the “Company”) (TSXV: RDI; JSE: RDI; OTCBB: RDIAF) announces changes to its board of directors and new appointments to its management team.

Gary Wu has joined the Board as a Director and will replace Yong Guo who has stepped down from the Rockwell’s Board to focus on start-up business opportunities in China. William Fisher has also resigned from the Board of Rockwell to pursue his business interests in the international exploration and mining sector.

Gerhard Jacobs has been appointed to the position of Chief Financial Officer of the Company and Leon Meyer has joined the Company as the Manager of the Tirisano Project.

Gary Wu studied marketing at the Department of International Marketing, Arizona State University, USA and obtained an Executive MBA at Rutgers, the State University of New Jersey, USA. Mr. Wu is the managing partner of Godia Capital Partners, one of the first Chinese private equity funds created to focus on investment opportunities in resource projects in Africa. He has a sound knowledge of the emerging Chinese diamond manufacturing sector and, over the past year, has done an extensive assessment of mining opportunities in southern Africa. Mr. Wu was involved in the successful launch and management of Volvo Group, pioneering the path for Volvo commercial vehicles to play a major role in China, as a leader in improving the brand recognition for Volvo commercial vehicles and Volvo’s brand rank. He is a scholar and author of several marketing solutions that have been applied in China, and successfully used his philosophies in marketing in his new venture as the Chairman and Chief Executive Officer of SureAuto Corporation, which was the first and has become the largest “Big Box” retailer in China’s used car market.

Gerhard Jacobs has a Masters in Business Administration and Bachelor of Accounting from the North West University (Potchefstroom) and a Management Diploma from the University of South Africa. He has over 20 years’ experience in the mining industry, beginning his accounting career at Fisher Hoffman Stride in 1985, and subsequently fulfilling various accounting, management and consultancy positions, including the Billiton group in the Gold, Ferrochrome and Aluminium divisions. In 2002, he was appointed Financial and Administration Superintendent / Manager of the Placer Dome Western Areas Joint Venture where he assumed sole responsibility for the financial, information technology and commercial functions. He was seconded to Vancouver where he led the roll-out of the business improvement process and implementation of Sarbanes Oxley (“SOX”). He joined Simmer and Jack Mines Ltd in November 2005 as Chief Financial Officer and Financial Director and played a key role in the recapitalization process at Simmers as well as with the listing of First Uranium on the TSX in 2006. He has extensive experience with listed entities (TSX and JSE), compliance reporting, SOX implementation, fund raising, and corporate structuring and deal making which will be invaluable to Rockwell.

Leon Meyer is a highly experienced Electrical and Process Engineer who has spent twenty years in the mining industry designing, building, operating and managing processing plants. He also has extensive experience in design, civil engineering and metallurgical processes. He was employed by JIC Mining in 1990 and became responsible for the management and operation of gold plants at Grootvlei and subsequently the Pamodzi gold operations. While most of his experience has been in the gold sector, he has experience in the dimension stone business and open cast mining. His strength is his ability to design and build cost effective process plants and outstanding production track record.

President and CEO John Bristow commented, “The Company acknowledges the contributions of Bill Fisher and Yong Guo to the Board of Directors and wishes them well in their future business activities.We welcome Gary Wu to the Board, and Gerhard Jacobs and Leon Meyer to the management team. Rockwell is entering an important growth phase and the experience and skills of the new members of the team will play an important role in ensuring the long term growth objectives are met. The ability to access capital and the rapidly expanding diamond business in China through Gary Wu’s business knowledge will be particularly beneficial.”

Rockwell has three alluvial diamond operations in Northern Cape Province in South Africa: the Holpan and Klipdam mines located north of Kimberley and the Saxendrift mine located on the Middle Orange River (“MOR”) southwest of Kimberley. The Company is also conducting a bulk sampling project at Klipdam Extension east of the Klipdam mine. Its Wouterspan mine, located on the MOR, is currently on care and maintenance. In addition, Rockwell in the process of acquiring the Tirisano Project, located in the well-known Ventersdorp alluvial diamond district in the North West Province of South Africa, from Etruscan Diamonds Limited.

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” (together, referred to as “forward-looking statements”). Other than statements of historical fact, all statements in this release that relate to the proposed acquisition are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed. Factors that could cause actual results to differ materially from those in forward-looking statements include the actions and approvals of securities regulatory authorities, including the securities regulatory authorities in each province and territory of Canada, the Toronto Stock Exchange and the Johannesburg Stock Exchange, the availability of capital and financing, and general economic, market or business conditions.